Exhibit 99.38

CONSENT OF G. FERLATTE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Gilles Ferlatte
By:	Gilles Ferlatte, Eng.
Title:	Vice President
Company:	Niobec Inc.

Dated:	January 14, 2014